UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: February 10, 2011
Fly Leasing Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

A copy of Fly Leasing Limited’s February 2011 investor presentation for the Dahlman Rose & Company 1st Annual Transportation Confab held in Boston on February 10, 2011 is furnished as an exhibit hereto and incorporated by reference herein.

Exhibit	Title
99.1	Investor Presentation dated February 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)
Date: February 10, 2011	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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